Filed by Globe Specialty Metals, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Globe Specialty Metals, Inc.; Grupo FerroAtlantica

Filer’s SEC File No.: 001-34420

Date: February 23, 2015

I.	Fact Sheet

Grupo FerroAtlántica and Globe Specialty Metals to Merge, Creating a Global Silicon & Specialty Metals Leader

	GLOBE SPECIALTY METALS	GRUPO FerroAtlántica
COMPANIES	**Globe Specialty Metals is among the world's leading producers of silicon metal, silicon-based specialty alloys and silicon fume – critical ingredients in many industrial and consumer products.**	**Grupo FerroAtlántica is a world-leading producer of silicon metal, silicon base alloys and manganese alloys.**
DESCRIPTION	• Customers include major silicone chemical, aluminum and steel manufacturers, the auto industry, building material producers, among others. • Globe Specialty Metals is publicly traded on the NASDAQ under the ticker GSM.	• A leading global producer of silicon metal • Spain's leading independent producer of hydroelectric energy • Wholly owned subsidiary of Grupo Villar Mir, one of Spain's leading private conglomerates
FAST FACTS		
Founded	2004	1992
Headquarters	Miami, FL, USA	Madrid, Spain
FINANCIAL HIGHLIGHTS	LTM Dec 2014 Revenue $806mm and EBITDA $134mm	LTM Sep 2014 Revenue €1,092mm and EBITDA €145mm

	GRUPO FerroAtlántica	GLOBE SPECIALTY METALS	Combined
Production Facilities	15	11	26
Mines	6	3	9
Countries	5	6	9

Pro Forma Revenue by Geography[1]



RoW 11%
North America 42%
Europe 47%

[1] Based on 2013A revenue contribution. FerroAtlántica revenues converted at average 2014 exchange rate of 1.3284. Source: Bloomberg

Experienced, combined leadership team for the new entity:

- Co-CEOs **Jeff Bradley** of Globe Specialty Metals and **Pedro Larrea Paguaga** of Grupo FerroAtlántica
- Globe Specialty Metals' **Alan Kestenbaum** as executive chairman

*"Grupo FerroAtlántica and Globe Specialty Metals have highly **complementary** businesses, strong **cultural alignment** and significant strength and **expertise** in the combined management team."*

Stakeholder Benefits This transaction is a combination of two companies with complementary operations, strategic vision, and culture into a global industry leader that will provide long - term benefits to customers, employees and shareholders. Investors ▪ Shares in m uch larger company better positioned to capitalize on international growth opportunities ▪ Significant potential for operational and financial synergies, contributing to long - term value creation ▪ Diversified production base, business mix reduces portfolio concentration to better manage through industry cycles ▪ More robust balance sheet to support growth ▪ Transaction expected to be tax - free for Globe Specialty Metals and its shareholders Employees ▪ Opportunity to be part of a larger, global, publicly traded company ▪ Stronger business with improved growth prospects ▪ Attractive career opportunities within expanded group, globally Customers ▪ Broader product offering to meet growing demands ▪ Optimization of product flows enables lower prices and faster production and delivery times ▪ Greater geographic reach to serve international customers ▪ Improved innovation platform Transaction Highlights ▪ Globe Specialty Metals and Grupo FerroAtlántica will combine in an all - stock transaction, creating a newly incorporated entity based in London, a global center for the metals and mining industry ▪ Combined entity to become a leading producer of silicon metal and silicon alloys and ferroalloys globally ▪ The new entity will be diversified global player positioned for growth through a broader product offering, lower costs and greater geographic reach to better serve clients in rapidly - growing end markets ▪ A ccretive to Globe’s shareholders on an earnings per share basis in the first year following completion ▪ Expected total pro - forma combined revenues of approximately $2.3bn ▪ Run - rate cost synergies of approximately $65 million ▪ An additional $30 million of synergies from the refinancing of existing debt and other financial savings ▪ Approximately $100 million release in cash flow over three years through more efficient working capital management and the adoption of other best practices ▪ The new company will be led by Co - CEOs Jeff Bradley of Globe Specialty Metals and Pedro Larrea Paguaga of Grupo FerroAtlántica. Globe Specialty Metals' Alan Kestenbaum will serve as executive chairman ▪ The new company’s board will include nine directors, five of whom will be designated by Grupo Villar Mir and four of whom will be designated by Globe Specialty Metals ▪ After close, Grupo Villar Mir will maintain a 57 percent ownership stake in the new company. Current Globe Specialty Metals shareholders will hold a 43 percent stake ▪ The new company will remain listed and traded on the NASDAQ

Important Information

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction among Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Globe’s, Grupo Villar Mir’s, FerroAtlántica’s and VeloNewco’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco’s ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of stockholder approval; regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco’s ability to meet expectations regarding the timing, completion and other aspects of the transaction; the possibility that the parties may be unable to successfully integrate Globe’s and FerroAtlántica’s operations; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees may be difficult; the intense competition and expected increased competition in the future; the ability to adapt services to changes in technology or the marketplace; the ability to maintain and grow relationships with customers and clients; the historic cyclicality of the metals industry and the attendant swings in market price and demand; increases in energy costs and the effect on costs of production; disruptions in the supply of power; availability of raw materials or transportation; cost of raw material inputs and the ability to pass along those costs to customers; costs associated with labor disputes and stoppages; the ability to generate sufficient cash to service indebtedness; integration and development of prior and future acquisitions; VeloNewco’s ability to effectively implement strategic initiatives and actions taken to increase sales growth; VeloNewco’s ability to compete successfully; availability and cost of maintaining adequate levels of insurance; the ability to protect trade secrets or maintain their trademarks and other intellectual property; equipment failures, delays in deliveries or catastrophic loss at any of Globe’s, FerroAtlántica’s or VeloNewco’s manufacturing facilities; changes in laws protecting U.S. and Canadian companies from unfair foreign competition or the measures currently in place or expected to be imposed under those laws; compliance with, potential liability under, and risks related to environmental, health and safety laws and regulations (and changes in such laws and regulations, including their enforcement or interpretation); risks from international operations, such as foreign exchange, tariff, tax, inflation, increased costs, political risks and their ability to expand in certain international markets; risks associated with the metals manufacturing and smelting activity; ability to manage price and operational risks including industrial accidents and natural disasters; ability to acquire or renew permits and approvals; potential loss due to immediate cancellations of service contracts; risks associated with potential unionization of employees or work stoppages that could adversely affect the parties’ operations; changes in general economic, business and political conditions, including changes in the financial markets; and exchange rate fluctuation. Additional information concerning these and other factors can be found in Globe’s filings with the Securities and Exchange Commission (“SEC”), including Globe’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and Globe, FerroAtlántica or VeloNewco undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction among Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco. In connection with the proposed transaction, Globe and VeloNewco intend to file relevant materials with the SEC, including VeloNewco’s registration statement on Form F-4 that will include a proxy statement of Globe that also constitutes a prospectus of VeloNewco. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from Globe by contacting the Corporate Secretary, Globe Specialty Metals, 600 Brickell Avenue, Suite 1500, Miami, FL 33131, telephone: 786-509-6900 (for documents filed with the SEC by Globe) or from Grupo Villar Mir by contacting Investor Relations, Torre Espacio, Paseo de la Castellana, 259 D 49a, 28046 Madrid, Spain, +34 91 556 7347 (for documents filed with the SEC by FerroAtlantica or VeloNewco. Such documents are not currently available.

Participants in Solicitation

Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Globe common stock with respect to the proposed transaction. Information about Globe’s directors and executive officers is set forth in the proxy statement for Globe’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on October 27, 2014. To the extent holdings of Globe securities have changed since the amounts contained in the proxy statement for Globe’s 2014 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available). These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from Globe and Grupo Villar Mir using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.